SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.1)

Petróleo Brasileiro S.A.—Petrobras

(Name of Issuer)

Common Shares, without par value
Preferred Shares, without par value

(Title of Class of Securities)

71654V408(1)

71654V101(2)

(CUSIP Number)

Leonardo Mendes Cabral

Av. República do Chile, 100 — Centro

Rio de Janeiro, R.J.

Brazil - CEP: 20.031-917

+5521 3747-8590

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 10, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(1)  The CUSIP number is for the American Depositary Shares relating to the Common Shares.

(2)  The CUSIP number is for the American Depositary Shares relating to the Preferred Shares.

1	NAMES OF REPORTING PERSONS BNDES Participações S.A. — BNDESPAR

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Federative Republic of Brazil

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8a	SHARED VOTING POWER (Common Shares) 11,700,392(1)

	8b	SHARED VOTING POWER (Preferred Shares) 900,210,496(2)

	9	SOLE DISPOSITIVE POWER 0

	10a	SHARED DISPOSITIVE POWER (Common Shares) 11,700,392(1)

	10b	SHARED DISPOSITIVE POWER (Preferred Shares) 900,210,496 (2)

11a	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (Common Shares) 11,700,392(1)

11b	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (Preferred Shares) 900,210,496 (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13a	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11a) (Common Shares) 0.2%(3) (See Item 5)

13b	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11b) (Preferred Shares) 16.1%(3) (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)  Includes the aggregate amount of 11,700,392 common shares without par value (the “Common Shares”) of Petróleo Brasileiro S.A.—Petrobras (“Petrobras”) directly beneficially owned by the Reporting Person and over which the Reporting Person shares voting and dispositive power with Banco Nacional de Desenvolvimento Econômico e Social — BNDES (“BNDES”), its sole shareholder.

(2) Includes the aggregate amount of 900,210,496 preferred shares without par value (the “Preferred Shares”) of Petrobras directly beneficially owned by the Reporting Person and over which the Reporting Person shares voting and dispositive power with BNDES, its sole shareholder (where such voting power arises based on the limited appointment rights of holders of Preferred Shares).  The Preferred Shares are a separate class of equity securities registered under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  As discussed in Item 6, although the Preferred Shares do not confer a right to vote on matters generally voted on by holders of Common Shares (other than certain corporate actions adversely affecting the Preferred Shares), holders of Preferred Shares holding at least 10.0% of Petrobras’s total capital stock have the right to appoint and/or dismiss one member to or from Petrobras’s board of directors, and holders of Preferred Shares have the right to separately appoint one member to Petrobras’s fiscal council (and such member’s respective alternate).  The Preferred Shares are not convertible into Common Shares.

(3) Percentages are calculated based on 7,442,454,142 Common Shares and 5,602,042,788 Preferred Shares issued and 7,442,231,382 Common Shares and 5,601,969,879 Preferred Shares outstanding as of September 30, 2019, as reported in Petrobras’s report of foreign private issuer on Form 6-K furnished to the U.S. Securities and Exchange Commission on October 28, 2019 (the “Form 6-K”), containing Petrobras’s financial statements in U.S. dollars as of September 30, 2019, and for the three and nine-month periods ended September 30, 2019 and 2018.

1	NAMES OF REPORTING PERSONS Banco Nacional de Desenvolvimento Econômico e Social - BNDES

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Federative Republic of Brazil

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7a	SOLE VOTING POWER (Common Shares) 0

	7b	SOLE VOTING POWER (Preferred Shares) 135,248,258

	8a	SHARED VOTING POWER (Common Shares) 11,700,392(1)

	8b	SHARED VOTING POWER (Preferred Shares) 900,210,496 (2)(3)

	9a	SOLE DISPOSITIVE POWER (Common Shares) 0

	9b	SOLE DISPOSITIVE POWER (Preferred Shares) 135,248,258

	10a	SHARED DISPOSITIVE POWER (Common Shares) 11,700,392(1)

	10b	SHARED DISPOSITIVE POWER (Preferred Shares) 900,210,496 (2)(3)

11a	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (Common Shares) 11,700,392 (4)

11b	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (Preferred Shares) 1,035,458,754 (3)(4)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13a	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11a) 0.2%(5) (See Item 5)

13b	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11b) 18.5%(5) (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1) Includes the aggregate amount of 11,700,392 Common Shares directly beneficially owned by BNDES Participações S.A. (“BNDESPAR”) and indirectly beneficially owned by the Reporting Person, and over which the Reporting Person shares voting and dispositive power with BNDESPAR, its direct, wholly-owned subsidiary.

(2) Includes the aggregate amount of 900,210,496 Preferred Shares directly beneficially owned by BNDESPAR and over which the Reporting Person shares voting and dispositive power with BNDESPAR, its direct, wholly-owned subsidiary (where such voting power arises based on the limited appointment rights of holders of Preferred Shares).

(3) The Preferred Shares are a separate class of equity securities registered under Section 12(b) of the Exchange Act.  As discussed in Item 6, although the Preferred Shares do not confer a right to vote on matters generally voted on by holders of Common Shares (other than certain corporate actions adversely affecting the Preferred Shares), holders of Preferred Shares holding, individually or as a group, at least 10.0% of Petrobras’s total capital stock have the right to appoint and/or dismiss one member to or from Petrobras’s board of directors, and holders of Preferred Shares have the right to separately appoint one member to Petrobras’s fiscal council (and such member’s respective alternate).  The Preferred Shares are not convertible into Common Shares.

(4) The Reporting Person may be deemed an indirect beneficial owner of the Common Shares and Preferred Shares directly beneficially owned by BNDESPAR, as the sole shareholder of BNDESPAR, along with the Common Shares and Preferred Shares directly owned by the Reporting Person.

(5) Percentages are calculated based on 7,442,454,142 Common Shares and 5,602,042,788 Preferred Shares issued and 7,442,231,382 Common Shares and 5,601,969,879 Preferred Shares outstanding as of September 30, 2019, as reported in Petrobras’s Form 6-K.

BNDES Participações S.A. — BNDESPAR (“BNDESPAR”) and Banco Nacional de Desenvolvimento Econômico e Social — BNDES (“BNDES”) hereby file this Amendment No.1 (the “Amendment No.1”) to amend and supplement the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC) on April 15, 2019 (the “Original 13D”) with respect to the common shares without par value (the “Common Shares”) and the preferred shares without par value (the “Preferred Shares”) of Petróleo Brasileiro S.A.—Petrobras (“Petrobras”).

Item 2.  Identity and Background.

Item 2 is hereby amended and restated in its entirety as set forth below:

This statement is filed by the persons listed below (the “Reporting Persons”):

BNDESPAR, a company duly organized and existing in the Federative Republic of Brazil.  The address of BNDESPAR’s principal executive office is Av. República do Chile, 100 - Centro, Rio de Janeiro, R.J., Brazil - CEP: 20.031-917.

BNDES, a Brazilian state-owned development bank and the sole shareholder of BNDESPAR.  The address of BNDES’s principal executive office is Av. República do Chile, 100 - Centro, Rio de Janeiro, R.J., Brazil - CEP: 20.031-917.  BNDESPAR is a direct, wholly-owned subsidiary of BNDES.

Each of the Reporting Persons disclaims beneficial ownership in all Common Shares and Preferred Shares reported herein, except to the extent of the Reporting Person’s respective pecuniary interest therein.  This filing shall not be deemed an admission that any of the Reporting Persons constitute a “group” for purposes of Section 13(d) or Section 13(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The name, residence or business address and present principal occupation of each director and executive officer of each Reporting Person as of the date of this filing (the “Covered Individuals”) is set forth below.  All of the Covered Individuals are citizens of the Federative Republic of Brazil.

Name	Residence or Business address	Present principal occupation or employment
BNDESPAR
Fernando Antônio Ribeiro Soares	Av. República do Chile, 100 - Centro, Rio de Janeiro, R.J. - CEP: 20.031-917	Director
Antônio Carlos de Paiva Futuro	Same as above	Director
Ary Joel de Abreu Lanzarim	Same as above	Director
Luciana Pires Dias	Same as above	Director
Claudio Corrêa Vasques	Same as above	Director
Miguel Ragone de Mattos	Same as above	Director
Ricardo Moura de Araújo Faria	Same as above	Director
Ricardo Wiering de Barros	Same as above	Executive Officer
Angela Brandão Estellita Lins	Same as above	Executive Officer
Bianca Nasser Patrocínio	Same as above	Executive Officer
Leonardo Mendes Cabral	Same as above	Executive Officer
Fábio Almeida Abrahão	Same as above	Executive Officer
Saulo Benigno Puttini	Same as above	Executive Officer
Claudenir Brito Pereira	Same as above	Executive Officer
Petrônio Duarte Cançado	Same as above	Executive Officer
Gustavo Henrique Moreira Montezano	Same as above	President

BNDES
Carlos Thadeu de Freitas Gomes	Av. República do Chile, 100 - Centro, Rio de Janeiro, R.J. - CEP: 20.031-917	Director

Daniel Sigelmann	Same as above	Director
Mansueto Facundo de Almeida Júnior	Same as above	Director
Marcelo Sampaio	Same as above	Director
William George Lopes Saab	Same as above	Director
Juan Pedro Jensen Perdomo	Same as above	Director
Walter Baere de Araújo Filho	Same as above	Director
Waldery Rodrigues Junior	Same as above	Director
Marcelo Serfaty	Same as above	Director
Ricardo Wiering de Barros	Same as above	Executive Officer
Angela Brandão Estellita Lins	Same as above	Executive Officer
Bianca Nasser Patrocínio	Same as above	Executive Officer
Leonardo Mendes Cabral	Same as above	Executive Officer
Fábio Almeida Abrahão	Same as above	Executive Officer
Saulo Benigno Puttini	Same as above	Executive Officer
Claudenir Brito Pereira	Same as above	Executive Officer
Petrônio Duarte Cançado	Same as above	Executive Officer
Gustavo Henrique Moreira Montezano	Same as above	President

None of the Reporting Persons nor, to the respective Reporting Person’s best knowledge, any of the Covered Individuals as of the date of this Schedule 13D, has, during the five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons nor, to the respective Reporting Person’s best knowledge, any of the Covered Individuals as of the date of this Schedule 13D, has, during the five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.  Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety as set forth below:

The purpose of this Amendment No.1 is to update the beneficial ownership percentage information for the Reporting Persons as a result of the sale by BNDES of all of its Common Shares, as described above in Item 1. As set forth in the Prospectus Supplement of Petrobras, filed pursuant to Rule 424(b)(3) on February 5, 2020 (the “Prospectus Supplement”), BNDES sold 734,202,699 Common Shares of Petrobras in a global offering (the “Equity Offering”) on the closing date of February 10, 2020. The Equity Offering consisted of an international offering to investors located in the United States and other countries outside Brazil and a concurrent public offering of Common Shares in Brazil. As a result of the Equity Offering, as of February 10, 2020, BNDES does not beneficially own directly any Common Shares of Petrobras.

The Reporting Persons may, from time to time, take such actions regarding their investment in the Common Shares and the Preferred Shares as they deem appropriate.  These actions may include: (i) disposing of any or all of their Common Shares, Preferred Shares and/or other equity, debt, notes, other securities or derivative or other instruments of the Issuer that are based upon or relate to the value of Common Shares or Preferred Shares (collectively, “Securities”) in the open market or otherwise, including in connection with business development transactions or financing commitments in relation thereto; (ii) engaging in any hedging or similar transactions with respect to the Securities; (iii) exercising director appointment rights or cumulative voting rights to the extent permitted under Petrobras’s bylaws and otherwise by law (as described further in Item 6 of this Schedule 13D); or (iv) proposing or considering one or more of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D.  In determining whether to carry out any of the above-mentioned actions, the Reporting Persons may consider factors such as Petrobras’s financial position and strategic direction, actions taken by Petrobras’s board of directors, price levels of the Common Shares and Preferred Shares, conditions in the securities market and general economic and industry conditions.  In particular, from time to time, BNDESPAR’s board of executive officers also authorizes plans for the disposal of up to a certain number of Common Shares for an established period of time.

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as set forth below:

(a) - (b)  BNDESPAR is the direct beneficial owner of 11,700,392 Common Shares, or approximately 0.2% of Petrobras’s issued and outstanding Common Shares, and 900,210,496 Preferred Shares, or approximately 16.1% of Petrobras’s issued and outstanding Preferred Shares.  BNDESPAR, as the wholly-owned subsidiary of BNDES, may be deemed to share with BNDES voting and dispositive power with respect to the Common Shares and the Preferred Shares directly beneficially owned by BNDESPAR (in the case of the Preferred Shares, to the extent the limited appointment rights of the holders of Preferred Shares give rise to voting power).

BNDES is the direct beneficial owner of 135,248,258 Preferred Shares, with respect to which it has sole voting and dispositive power.  BNDES, as the sole shareholder of BNDESPAR, may be deemed the indirect beneficial owner of the 11,700,392 Common Shares and the 900,210,496 Preferred Shares directly beneficially owned by BNDESPAR, with respect to which BNDES shares with BNDESPAR voting and dispositive power (in the case of the Preferred Shares, to the extent the limited appointment rights of the holders of Preferred Shares give rise to voting power).  BNDES may be deemed to beneficially own in the aggregate 11,700,392 Common Shares, or 0.2%, of Petrobras’s issued and outstanding Common Shares, and 1,035,458,754 Preferred Shares, or 18.5%, of the Petrobras’s issued and outstanding Preferred Shares.

Each of the Reporting Persons disclaims beneficial ownership in all Common Shares and Preferred Shares of Petrobras reported herein, except to the extent of the Reporting Person’s respective pecuniary interest therein.  All share percentages in this Schedule 13D are based on 7,442,454,142 Common Shares and 5,602,042,788 Preferred Shares issued and 7,442,231,382 Common Shares and 5,601,969,879 Preferred Shares outstanding as of September 30, 2019, as reported in Petrobras’s report of foreign private issuer on Form 6-K furnished to the U.S. Securities and Exchange Commission on October 28, 2019 (the “Form 6-K”), containing Petrobras’s financial statements in U.S. dollars as of September 30, 2019, and for the three and nine-month periods ended September 30, 2019 and 2018, prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

(c)          No transactions in the Common Shares or in the Preferred Shares, other than the ones described herein, were effected by any Reporting Person in the sixty days prior to the date of this statement.

(d)         Not applicable.

(e)          On February 10, 2020, BNDES each ceased to beneficially own at least 5% of the Common Shares. For more information, see Item 4.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby supplemented as set forth below:

In connection with the Equity Offering, BNDES entered into a lock-up agreement (the “Lock-up Agreement”) with Credit Suisse Securities (USA) LLC and BofA Securities, Inc. according to which for a period of 90 days after the date of the Equity Offering, BNDES will not, subject to certain conditions, (i) offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of the Petrobras’s Common Shares or Preferred Shares or any securities convertible into or exchangeable or exercisable for any of the Petrobras’s Common Shares or Preferred Shares (“Lock-Up Securities”), (ii) enter into a transaction which would have the same effect, (iii) enter into any swap, hedge or any other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of Lock-Up Securities, whether any such transaction described in (i) or (ii) above is to be settled by delivery of the Lock-Up Securities or such other securities, in cash or otherwise, (iv) publicly disclose the intention to make any such offer, sale, pledge or disposition, or (v) make any demand for or exercise any right with respect to, the registration of any Lock-Up Securities or any security convertible into or exercisable or exchangeable for the Lock-Up Securities.

The foregoing summary of the Lock-Up Agreement is qualified in its entirety by reference to the full text of the Lock-Up Agreement, a form of which is attached hereto as Exhibit 2 and incorporated by reference to this Amendment No. 1.

Item 7.  Material to be Filed as Exhibits.

Exhibit No.	Description
1	Joint Filing Agreement of the Reporting Persons (previously filed as exhibit 1 to the Schedule 13D filed with the Securities and Exchange Commission on April 15, 2019 (File No.005-90980 19749031)).

2

Form of Selling Shareholder Lock-Up Agreement attached as Schedule C to the Underwriting and Agency Agreement (previously filed as exhibit 1.1 to Petrobras’s report of foreign private issuer on Form 6-K furnished to the Securities and Exchange Commission on February 7, 2020 (File No.001-151106 20584301)).

3	Power of Attorney, relating to BNDES Participações S.A. — BNDESPAR.

4	Power of Attorney, relating to Banco Nacional de Desenvolvimento Econômico e Social — BNDES.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 18, 2020

BNDES Participações S.A. — BNDESPAR

/s/ Paulo Castor de Castro
By: Paulo Castor de Castro
Title: Chefe de Departamento AMC/DEMEC (Department Chief AMC/DEMEC)

/s/ Pablo Valente de Sousa
By: Pablo Valente de Sousa
Title: Superintendente AMC Area de Mercado de Capitais (Superintendent AMC Capital Markets Area)

Banco Nacional de Desenvolvimento Econômico e Social — BNDES

/s/ Paulo Castor de Castro
By: Paulo Castor de Castro
Title: Chefe de Departamento AMC/DEMEC (Department Chief AMC/DEMEC)

/s/ Pablo Valente de Sousa
By: Pablo Valente de Sousa
Title: Superintendente AMC Area de Mercado de Capitais (Superintendent AMC Capital Markets Area)

EXHIBIT INDEX

Exhibit No.	Description
1	Joint Filing Agreement of the Reporting Persons (previously filed as exhibit 1 to the Schedule 13D filed with the Securities and Exchange Commission on April 15, 2019 (File No.005-90980 19749031)).

2

Form of Selling Shareholder Lock-Up Agreement attached as Schedule C to the Underwriting and Agency Agreement (previously filed as exhibit 1.1 to Petrobras’s report of foreign private issuer on Form 6-K furnished to the Securities and Exchange Commission on February 7, 2020 (File No.001-151106 20584301)).

3	Power of Attorney, relating to BNDES Participações S.A. — BNDESPAR.

4	Power of Attorney, relating to Banco Nacional de Desenvolvimento Econômico e Social — BNDES.